EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2003	2002	2001
	(Dollars in millions)
Net earnings available for fixed charges:
Net income before extraordinary charge and cumulative effect of accounting change	$76.9	$171.0	$118.5
Add: Income taxes	8.2	29.4	69.5
Equity income from joint venture	(2.2)	(2.9)	(3.0)
Other (income) loss	13.3	1.5	1.1
Fixed charges	53.2	47.5	60.7

Adjusted earnings	$149.4	$246.5	$246.8

Fixed charges	$53.2	$47.5	$60.7

RATIO OF EARNINGS TO FIXED CHARGES	2.8	5.2	4.1